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                                                                  EXHIBIT (c)(5)

[Eastman Chemical Company Letterhead]




                                                  April 27, 1999


John P. O'Mahoney
Lawter International, Inc.

       Re: Grant of Stock Options

Dear John:

This will confirm our agreement that, effective upon the date Eastman Chemical Company becomes the owner of a majority of the issued and outstanding stock of Lawter International, Inc. (provided that such date is not later than October 31, 1999), Eastman Chemical Company shall grant to you an option to buy 5,000 shares of common stock of Eastman Chemical Company. In accordance with its standard practices, such options shall (i) be non-qualified options (rather than incentive stock options), (ii) be exercisable at a price equal to the closing price of Eastman Chemical Company common stock on the New York Stock Exchange on the last regular trading day immediately prior to the date such options are granted; (iii) provide that one-half of such options shall vest and become exercisable on the first anniversary of the date of grant, and the other hald shall vest and become exercisable on the second anniversary of the of grant; and (iv) contain such other terms as are customary for grants of options to senior executives of Eastman Chemical Company. This grant of options is in addition to and not in lieu of any compensation and benefits provided for under the Employment Agreement of even date herewith between you, Lawter International, Inc. and Eastman Chemical Company.

                                                  Very truly yours,

                                                  /s/ HAROLD L. HENDERSON

                                                  Harold L. Henderson
                                                  Senior Vice President
                                                       and General Counsel